Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

ANNUAL GENERAL MEETING 2018

Disclaimer Cautionary Statement Regarding expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2018 Principal Risks” section of Amcor’s Annual Report 2018; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. 2

Disclaimer continued Cautionary Statement Regarding Forward-Important Additional Information Will Be Filed with the SEC In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s Non-IFRS information Results shown refer to underlying results unless otherwise indicated. Underlying earnings is defined and reconciled on slide 39. Certain non-IFRS financial information has been presented within this presentation. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business. Amcor uses these measures to assess the performance of the business and believes that the information is useful to investors. Non-IFRS information, including underlying earnings and average funds employed have not been audited but have been extracted from Amcor’s annual financial report. Looking Statements cont. You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Legal Disclosures directors and executive officers is set forth in its Annual Report 2018, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. 3

CHAIRMAN Mr Graeme Liebelt

Safety Lost-time frequency rate Recordable-case frequency rate 1.80 1.60 8 7 1.40 1.20 6 1.0 5 1.00 0.80 0.8 4 0.8 0.7 0.6 0.6 3 0.60 0.40 2 1 0.20 0.00 0 Committed to our goal of ‘no injuries’ 2008 to 2012 data includes the demerged Orora business. Total rates for 2015 and onwards includes acquired businesses from the first day of ownership. YTD calculated on a rolling 12 months basis to the end of September 2018. *The increase in the frequency rates between 2016 and 2017 reflects the inclusion of the Alusa and Sonoco acquisitions. 5 7.4 5.1Acquisition impact 4.1 4.0 3.4 2.6 2.4 2.6 2.5 2.0 2.0 2.0 1.6 Acquisition impact 1.2 0.90.9 0.9 0.5 summary(1) 2018 financial Constant currency earnings in line with last year Solid cash flow and balance sheet; dividend increased by 5% (1) Throughout this document, all references to earnings are references to underlying earnings unless otherwise indicated. Underlying earnings are defined and reconciled on slide 39. 6 RoAFE 19.0% Dividend per Share 45.0 US¢ EBITDA / Net Debt 2.7x EPS (US¢) 62.6¢ Free Cash Flow $194.1m PBIT $1,086m

2018 full year result by segment • • PBIT modestly lower than prior year (-2%) RoAFE strong at 24% • • PBIT lower than prior year (-7%) RoAFE strong at 17% • • Excellent cost performance Good sales growth in Food Europe, Global healthcare and capsules Normal time lag in passing through higher raw material costs (US$(43)m impact) • • Excellent cost performance Weak volume and mix in NA Beverage and Bericap Specialty Containers earnings higher Latin America in line with prior year • • • 7 References are to underlying PBIT. Refer to slide 39 for further information, including a reconciliation of statutory earnings to underlying earnings. Rigids Flexibles

Amcor Strategy FLEXIBLE PACKAGING RIGID PLASTIC CONTAINERS SPECIALTY CARTONS CLOSURES 8 THE leading global packaging company Our winning aspiration WINNING FOR CUSTOMERS, EMPLOYEES, INVESTORS AND THE ENVIRONMENT: Our differentiated capabilities THE AMCOR WAY: Our businesses FOCUSED PORTFOLIO:

Strong financial metrics and consistent margin improvement EBIT margins 12.0% 11.6% 11.1% 11.2% 10.9% 9.1% 8.7% 8.1% 7.7% 7.1% 6.8% 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 Return on Average Funds Employed Estimated pre-tax WACC 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 9 19.0 11.8

Strong returns for shareholders Total Shareholder Return >300% since October 2008 600 500 400 300 200 100 - Amcor S&P ASX 200 Source: Bloomberg (Amcor closing price of $13.50 as of 5th October 2018) 10 Total Shareholder Return Index (rebased to 100) Oct 08 Oct 09 Oct 10 Oct 11 Oct 12 Oct 13 Oct 14 Oct 15 Oct 16 Oct 17 Oct 18

Amcor Strategy FLEXIBLE PACKAGING RIGID PLASTIC CONTAINERS SPECIALTY CARTONS CLOSURES 11 THE leading global packaging company Our winning aspiration WINNING FOR CUSTOMERS, EMPLOYEES, INVESTORS AND THE ENVIRONMENT: Our differentiated capabilities THE AMCOR WAY: Our businesses FOCUSED PORTFOLIO:

Winning for the environment Amcor pledges to develop all packaging to be recyclable or reusable by 2025 Develop all our packaging to be recyclable or reusable by 2025 Significantly increase our use of recycled materials in our packaging Work with others to drive consistently greater worldwide recycling of packaging 12

Amcor and Bemis combination Unanimously recommended by the Boards of Directors of both companies • All-stock acquisition at a fixed exchange ratio of 5.1 shares for each existing Bemis share Offer as announced in August will be put to shareholders of both companies for approval1 New Amcor to be NYSE and ASX listed On track for transaction close in first quarter of calendar year 2019 • • • 1: Closing of the transaction is conditional upon the satisfaction of customary conditions including regulatory and shareholder approvals 13

CHAIRMAN Mr Graeme Liebelt

MANAGING DIRECTOR and CEO Mr Ron Delia

FY2019first quarter update amcar

FY2019 update Encouraging signs continued through Q1 FY2019 • Flexibles • Raw materials - good traction in recovering higher costs Rigid Plastics • North America beverage segment - modest volume growth Emerging Markets - continued good growth All cost reduction initiatives on track • • • 17

FY2019 outlook No change to outlook comments provided in August • Flexibles • • Solid PBIT growth vs FY2018 H1 2019 expected to be modestly higher than H1 2018 • Rigid Plastics • • Solid PBIT growth vs FY2018 H1 2019 expected to be modestly higher than H1 2018 • Free Cash Flow expected to be between US$200 and US$300 million 18

FY2019 update - Summary • Good start to FY2019 – first quarter in line with expectations No change to outlook comments provided in August Expect constant currency earnings growth in FY2019 • Expect earnings growth to be weighted to the second half • • • Strong Free Cash Flow 19

Amcor strategy and future potential

Amcor Strategy FLEXIBLE PACKAGING RIGID PLASTIC CONTAINERS SPECIALTY CARTONS CLOSURES 21 Investors benefit from Amcor’s consistent growth and superior returns Our winning aspiration WINNING FOR INVESTORS Our differentiated capabilities THE AMCOR WAY: Our businesses FOCUSED PORTFOLIO:

Growth opportunities in each Amcor business PACKAGING CONTAINERS CARTONS er Position Notes: Annualised sales inclusive of recently acquired businesses (1) Source: PIRA and Amcor estimates (2) Source: PIRA 22 All Amcor Businesses: Organic and acquisition opportunities FLEXIBLERIGID PLASTICSPECIALTYCLOSURES USD 5.1bnUSD 2.6bnUSD 1.2bnUSD 0.4bn revenuerevenuerevenuerevenue ppor Focus segments: Substantial growth potential Flexibles Americas Flexibles Asia Rigid Plastics Specialty containers Closures Amcor sales USD 1bn USD 1bn USD 700m USD 400m Estimated total market(1) USD 25bn USD 20bn USD 15bn USD 25bn Estimated Market growth(2) 3% 5% 3% 6% tunityAttotractive UnderOwpepigohrttunity to Room to grAowttractiveO FundamentalsDiff Fundamentals entiate Differentiate Underweight Position

Amcor shareholder value creation model Dividend (~ USD 500m) Growth in line with EPS ~ 4% yield Total shareholder value of 10-15% per annum with low volatility Strong, defensive cash flow Organic EPS growth of ~ 3-4% Reinvestment (~ USD 400m) Acquisitions and/or buy-backs (~ USD 200-300m) EPS growth of ~ 2-7% 23

Sustainability leadership by example • Announcing new AmLite HeatFlex; Suitable for existing recycling streams, maintains performance and shelf life • Sustainability Centre of Excellence established in Europe to advance the related R&D across our global flexible packaging business 24

Amcor and Bemis combination Amcor and Bemis combination to create the global leader in consumer packaging ...Stronger value proposition for customers, employees and the environment …Substantial value creation for all shareholders …Two proud histories, one great future 25

Bemis - overview • • • • Founded in Missouri in 1858 USD 4bn sales; USD 4bn market cap; NYSE listed Leading position in flexible packaging ~56 plants, ~16,000 employees, 12 countries 7% 18% USD 4bn sales 70% North America Latam Asia EMEA 26 Note: Based on CY17 sales. Market cap as at October 8, 2018

Creating the global leader in consumer packaging Leader in Rigid Plastics Americas region Global leader in Flexible Packaging Sizeable player in global Closures Global leader in Specialty Cartons ~US$2.2bn EBITDA1 ~US$13bn SALES ~US$1bn+ CASH FLOW2 1. 2. Inclusive of US$180 million pre tax cost synergies After capital expenditure before dividends 27

Amcor and Bemis combination: strategic rationale Stronger value proposition for customers, employees and the environment Greater scale to better serve customers in every region Increased exposure to attractive end markets & product segments Best-in-class operating and innovation capabilities Comprehensive global footprint Continued strong commitment to environmental sustainability Greater depth of management talent 28

Flexible packaging The global leader in flexible packaging Comprehensive global flexible packaging footprint Combined company Bemis2 Amcor Flexibles1 USD 5bn ~110 plants USD 4bn ~50 plants USD 9bn ~160 plants North America Latin America Asia Pacific EMEA 1. 2. Based on CY17 revenues, excluding specialty cartons Amcor management estimates based on Bemis CY17 revenues 29

Flexible packaging Leadership positions and scale in all key regions Regional USD sales revenue Flexibles North America Flexibles Europe Flexibles Asia Amcor Bemis Combined company Amcor Bemis Combined company Flexibles Latin America Amcor Bemis Combined company Amcor Bemis Combined company Note: Revenue in USD billion and based on CY17 revenues; Amcor revenues exclude specialty cartons; Bemis amounts based on Amcor estimates of CY17 revenues 30 0.9 0.4 0.5 1.4 1.2 0.2 3.2 2.9 0.3 3.4 0.5 2.8

Best-in-class capabilities…greater differentiation…global platform Bemis brings: Amcor brings: • • • • • • • • Material science and technology R&D resources and infrastructure Participation in attractive segments Strong relationships with key customers The Amcor Way Strong relationships with Global Key Accounts Profitable Emerging Markets Track record of growth through acquisition Bemis Innovation Centre Barrier films technology 31

Financial rationale Substantial value creation for all shareholders Compelling transaction financial metrics Stronger financial profile going forward Greater liquidity for investors Cash and tax free 32

Compelling transaction financial metrics Substantial cost synergy opportunity of US$180 million p.a. by the end of year Estimated synergies 31 Estimated US$180 million cost synergies Potential for additional sources of synergies2 • • Cost synergies Revenue synergies2 = = US$180m Potential upside • Estimated cumulative synergies: 40% 100% - - - US$65m year 1; US$130m year 2; US$180m year 3 Double digit proforma EPS3 accretion Returns well above WACC • • G&A costs Manufacturing Procurement footprint Total cost synergies Further synergies Total potential synergies 1. 2. 3. Refers to pre –tax cost synergies. Incremental to Bemis’ “Agility” improvement plan Any additional synergies would be additive to the transaction metrics For all shareholders and excludes the impact of purchase accounting. After taking into account US$180 million pre -tax cost synergies 33 20% 40%

Amcor - stronger financial profile going forward Stronger earnings and cash generation FY18 proforma EBITDA (US$bn) • • • • Revenues of US$13bn; EBITDA of US$2.2 bn1 Higher margins Stronger growth potential Investment grade balance sheet 180m 2.2bn 0.6bn • • Annual free cash flow >US$1 billion2 Compelling progressive dividend • With annual dividends starting at no less than Amcor’s current annual dividend Immediate capacity for further investment or share buy-backs • Amcor Bemis Synergies Proforma EBITDA 1. 2. Excludes the impact of purchase accounting Defined as cash from operations after capital expenditure, before dividends 34 1.4bn

Greater liquidity and cash & tax free for investors Two major global listings and increased index weighting • • All-stock transaction Two major global listings – NYSE and ASX (via CDI’s)1 • Existing Amcor shareholders can elect to receive CDI’s or NYSE shares • Fully fungible NYSE shares and CDI’s • Expected inclusion and strong weighting in the S&P500 and S&P/ASX200 indices • Top 25 – ASX/S&P200 index2 • Top 300 – S&P500 index3 1. 2. 3. Primary listing on the NYSE with ASX listing in the form of CHESS Depositary Interests (CDI’s) Based on expected New Amcor ASX shares on issue Based on all New Amcor ASX and NYSE shares on issue. 35 Amcor Shareholders ASX listed CDIs or NYSE listed common stock Bemis Shareholders NYSE listed common stock ~71% of ~29% of New Amcor New Amcor New Amcor

Amcor and Bemis combination Amcor and Bemis combination to create the global leader in consumer packaging ...Stronger value proposition for customers, employees and the environment …Substantial value creation for all shareholders …Two proud histories, one great future Regulatory approvals, documentation and registration processes on track Continue to expect closing in first quarter of calendar year 2019 36

Summary • • • • High performing and uniquely positioned Delivering strong returns to shareholders Clear strategy and significant growth potential Bemis transaction offers substantial value creation 37

ANNUAL GENERAL MEETING 2018

Statutory and underlying results 39 Statutory result Adjustments Underlying result USD million 2017 2018 2017 2018 2017 2018 Sales revenue 9,101.0 9,319.1 - - 9,101.0 9,319.1 PBITDA 1,311.5 1,441.8 (135.5) - 1,447.0 1,441.8 - Depreciation and amortisation (358.8) (356.3) - - (358.8) (356.3) PBIT 952.7 1,085.5 (135.5) - 1,088.2 1,085.5 - Net finance costs (187.0) (204.8) - - (187.0) (204.8) Profit before tax 765.7 880.7 (135.5) - 901.2 880.7 - Income tax expense (151.7) (145.3) 31.3 - (183.0) (145.3) - Non-controlling interest (17.0) (11.4) - - (17.0) (11.4) Profit after tax 597.0 724.0 (104.2) - 701.2 724.0 Key ratios PBIT margin (%) 12.0 11.6 Return on funds employed (%) 20.4 19.0 EPS (US cents) 60.6 62.6 Free cash flow (USD million) 245.3 194.1 USD million Flexibles EUR million Flexibles Rigid Plastics Investments / Other Consolidated Income statement 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018 Flexibles segment restructuring (124.4) - (135.5) - - - - - (135.5) - Total PBIT adjustments (124.4) - (135.5) - - - - - (135.5) - Tax on adjustments 28.8 - 31.3 - - - - - 31.3 - Total PAT adjustments (95.6) - (104.2) - - - - - (104.2) -